EXHIBIT 99

             April 18, 2002


             For media inquiries:                  For financial inquiries:
             Katherine Taylor                      John Hecht
             Investor Relations Manager            Chief Financial Officer
             815-961-7164                          815-961-2787


             AMCORE FINANCIAL, INC. REPORTS FIRST QUARTER EARNINGS

    ROCKFORD, IL -- AMCORE Financial, Inc. (Nasdaq: AMFI) reported diluted earnings per share for first quarter 2002 of $0.40, a 2.6 percent increase, compared to $0.39 per diluted share in the first quarter of 2001. Net revenues for first quarter 2002 were $47.3 million, an increase of 4 percent, from the $45.5 million in the quarter ended March 31, 2001. Net income for the first quarter was $9.9 million, a decrease of 2.6 percent from the $10.2 million in the prior-year period. The prior year's net income included the cumulative effect of the adoption of SFAS No. 133, a new accounting rule for derivatives and hedging activity, of $225,000. Excluding the effect of the accounting change, net income would have been essentially flat, while diluted earnings per share for the first quarter of 2002 would have shown an increase of 5.3 percent.

    Commenting on AMCORE's results, Robert J. Meuleman, chairman and chief executive officer, said: "Our success in reducing expensive wholesale funding, and building our core transactional deposits through checking initiatives is evident in our first quarter results. Together with the significant reduction in short-term rates by the Federal Reserve, we sharply reduced our overall funding costs compared to a year ago. Total interest bearing liability costs decreased to 3.80 percent in first quarter of 2002, down from 5.47 percent a year ago. In addition, AMCORE has improved the interest rate sensitivity of our bank investment portfolio and balance sheet to reduce future earnings volatility. Combined with the seven branch sales in 2001, the impact of these initiatives contributed to a reduction in average earning assets of $215 million."

    "Throughout 2002, we plan to remain focused on increasing core transactional deposits and expanding along the I-90 corridor. Thus far this year, construction has begun on two additional branches in key Chicago suburbs. The branch expansion initiative employs our capital to maximize opportunities to increase revenues. While operating costs are expected to rise, our focus continues to be on solid AMCORE growth longer term."

    First Quarter Results
    ---------------------

    Key performance ratios showed improvement during the first quarter compared to a year ago. Return on average assets increased to 1.01 percent from 0.97 percent in the first quarter of 2001. Return on average equity increased to
13.02 percent from 12.99 percent in the first quarter of 2001. Net interest margin increased 28 basis points to 3.50 percent from 3.22 percent in the first quarter of 2001.

    Net interest income in the first quarter 2002 was up 3.3 percent from a year ago, or nearly $1 million, and was driven by a 34 percent reduction in total interest expenses. The reduction in interest expense was a reflection of the smaller balance sheet due in large part to deleveraging of the investment portfolio and the branch sales.

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    Provisions for loan losses increased $484,000 or 22 percent to $2.6 million in the first quarter of 2002 compared to $2.2 million in the first quarter of 2001. The increase was due to higher net charge-offs from a year ago.

    Average loans decreased 3 percent, or $82 million, to $2.5 billion. This decrease reflects the effects of both real estate prepayments as well as a reduction of $65 million in loans that were sold along with seven branches during 2001.

    Average securities balances declined $133 million. This decline resulted from two factors: the portfolio restructuring that began in the second quarter of 2001and was completed by year end and prepayments of mortgage-related securities. Compared to first quarter 2001, AMCORE's average wholesale funding, including brokered CDs, decreased by $90 million.

    Total core transactional deposits increased 7.6 percent or $47.6 million. This growth reflects aggressive company wide efforts to attract additional primary checking account business.

    Total non-interest income was up 5 percent or $824,000 compared to the same period a year ago. The increase was due to service charges on deposits and stronger mortgage revenues, and was net of a decline of $494,000, primarily in gains from auto loan sales in 2001.

    Income from service charges was up 26 percent or $793,000 compared to the first quarter of 2001. Overdrafts, stop payment and return check fees, primarily related to personal accounts, and increased commercial account activity fees contributed to the increase.

    Mortgage revenues increased 28 percent, or $404,000, compared to the prior-year period. During first quarter 2002, mortgage closings decreased 2.5 percent to $106.6 million from $109.3 million during first quarter 2001. Refinancing volume represented 75 percent of first quarter closings.

    Trust and asset management revenues decreased $92,000, or 1 percent, to $6.7 million in first quarter 2002, which compares to $6.8 million in first quarter 2001. The declines in the market, especially the S&P 500, have impacted the value of AMCORE-managed assets, which in turn, have caused a reduction in fee revenue. AMCORE Investment Group, N.A., manages or administers $6 billion of investments, inclusive of traditional assets within the trust and asset management group as well as the management of the commercial bank's diverse fixed income portfolio of approximately $1.1 billion. Assets in the AMCORE Vintage Mutual Funds totaled $ 1.1 billion as of March 31, 2002.

    Total operating expenses increased 5 percent, or $1.5 million, to $31.4 million in first quarter 2002 from a year ago. The increase is related to higher personnel costs, advertising and business development, and miscellaneous expenses. Personnel costs were up due to four new branches opening since first quarter 2001, severance expenses and incentive related costs. Cost savings from the branches that were sold in 2001 partially offset the increase. The increase in advertising and business development related to the promotion of free checking accounts. Increases in other expenses included higher loan processing collection expenses and investment related impairment charges. Partially offsetting these increases was a decline in amortization of intangibles of $516,000, or approximately $0.02 per share. The decline was attributable to the discontinuation of goodwill amortization pursuant to SFAS No. 142, a new accounting standard effective January 1, 2002. No impairment charge was taken during the quarter.

    Asset Quality & Reserves
    ------------------------

    Total non-performing loans increased 3.3 percent or $1.1 million from March 31, 2001 and $6.0 million or 22.6% from December 31, 2001. Loans 90 days past due and still accruing decreased $4.3 million or 34.6 percent from the same period a year ago and $6.0 million or 42.5% from December 31, 2001. Net charge-offs increased $1.3 million to $2.9 million and represented 46 basis points of average loans during

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the first quarter of 2002. This was nearly double the first quarter of 2001 annual rate and was due to a weakened economy since the first quarter of last year. Net charge-offs were up $342,000 or 13.5% over the fourth quarter of 2001.

    The ending allowance for loan losses in the first quarter of 2002 rose to $33.7 million from $29.6 million during the same period a year ago, and was down slightly from $33.9 million at December 31, 2001. Allowance for loan losses as a percentage of ending loans increased to 1.33 percent compared to 1.15 percent at March 31, 2001, while decreasing from the 1.37 percent at December 31, 2001. The allowance to non-performing loans also improved to 103 percent compared to 93 percent at March 31, 2001, but was down from 127 percent at December 31, 2001.

    Key Results
    -----------

     o Diluted earnings per share for the first quarter were $0.40, a 2.6 percent increase, compared to $0.39 per diluted share in the first quarter of 2001.

     o Return on average equity was 13.02 percent for the first quarter of 2002 compared to 12.99 percent for the first quarter of 2001.

     o Net interest margin for the first quarter of 2002 improved to 3.50 percent, a 28 basis point increase over 3.22 percent during the same period a year ago.

     o Net interest income increased 3.3 percent, or nearly $1 million, due to a 34 percent reduction in total interest expense.

     o The allowance for loan and lease losses as a percentage of total loans increased to 1.33 percent compared to 1.15 percent at the same period a year ago.

     o Reserve coverage of non-performing loans was 103 percent compared to 93 percent at March 31, 2001 and 127 percent at December 31, 2001.

    AMCORE Financial, Inc. focuses on delivering high performance asset management and tailored financial business products to customers in selected high growth Midwestern markets. The Company is headquartered in Northern Illinois with investment assets under administration of nearly $6 billion and banking assets over $4 billion with 63 locations in Illinois, Wisconsin and Iowa. In addition to its banking subsidiary, the company has two financial services companies: AMCORE Mortgage, Inc. and AMCORE Investment Group. AMCORE Mortgage provides a variety of mortgage lending products and services to individuals. AMCORE Investment Group provides the following services: trust, brokerage, capital management, mutual fund administration, employee benefit plan record keeping and is the investment advisor for the Vintage family of mutual funds.

    This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE'S management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.

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

    Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors - many of which are beyond the ability of the company to control or predict - could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends;
(X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in accounting principles generally accepted in the United States of America (XVI) changes in assumptions or conditions affecting the application of "critical accounting policies": (XVII) inability of third-party vendors to perform critical services to the company or its customer; and, (XVIII) the economic impact of the terrorist attacks on the U.S. on September 11 and the U.S. response to those attacks.


    AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at http://www.AMCORE.com and at www.VintageFunds.com.

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

                             AMCORE Financial, Inc.
                     CONSOLIDATED KEY FINANCIAL DATA SUMMARY

(dollars in thousands, except per share data)             Quarter Ended                           Trailing Twelve Months Ended
                                          -------------------------------------------------------------------------------------
                                                March 31,            Percent   December 31,         March 31,           Percent
Key Financial Highlights & Ratios (A)       2002         2001        Change       2001          2002         2001       Change
-------------------------------------------------------------------------------------------------------------------------------
Net revenues (B).......................   $ 47,287     $ 45,519        3.9%     $ 51,028     $ 198,707    $ 184,288       7.8%
Net interest income (FTE)..............     31,993       31,343        2.1%       33,376       128,582      130,114      (1.2%)
Operating expenses.....................     31,431       29,922        5.0%       33,034       125,144      117,571       6.4%
Net income.............................      9,926       10,194       (2.6%)      11,544        41,975       42,190      (0.5%)
Diluted earnings per share.............       0.40         0.39        2.6%         0.46          1.66         1.58       5.1%
Cash dividends per share...............       0.16         0.16        0.0%         0.16          0.64         0.64       0.0%
Book value per share...................      12.51        12.22        2.4%        12.26

Shares outstanding (in thousands)
   Average diluted.....................     24,851       26,309       (5.5%)      25,033
   Ending..............................     24,646       25,839       (4.6%)      24,603

Return on average assets...............      1.01%        0.97%       0.04%        1.15%
Return on average equity...............     13.02%       12.99%       0.03%       14.69%
Net interest margin (FTE)..............      3.50%        3.22%       0.28%        3.64%
Efficiency Ratio (FTE) (C) ............     63.74%       62.15%       1.59%       61.91%

(A) All ratios are calculated using net income before accounting change.
(B) Includes net security gains (losses).
(C) December, 2001 ratio also excludes branch gains and portfolio restructuring.

                                                          Quarter Ended
                                          ------------------------------------------------
                                                March 31,            Percent  December 31,
Income Statement                            2002         2001        Change       2001
------------------------------------------------------------------------------------------
Interest income.......................... $ 60,711     $ 75,626      (19.7%)    $ 65,011
Interest expense.........................   30,532       46,400      (34.2%)      33,491
                                          -----------------------------------------------
   Net interest income...................   30,179       29,226        3.3%       31,520
Provision for loan losses................    2,640        2,156       22.4%        2,331
Non-interest income:
   Trust & asset management income.......    6,690        6,782       (1.4%)       6,524
   Service charges on deposits...........    3,867        3,074       25.8%        4,011
   Mortgage revenues.....................    1,845        1,441       28.0%        4,288
   Company owned life insurance income...    1,257        1,044       20.4%        1,314
   Gain on branch sales..................        -            -           -           93
   Other.................................    2,715        3,209      (15.4%)       2,361
                                          -----------------------------------------------
      Total non-interest income..........   16,374       15,550        5.3%       18,591
Net security gains (losses)..............      734          743       (1.2%)         917
Operating expenses:
   Personnel costs.......................   18,212       16,672        9.2%       18,603
   Net occupancy expense.................    1,901        2,062       (7.8%)       1,866
   Equipment expense.....................    1,852        2,160      (14.3%)       1,988
   Data processing expense...............    1,645        1,516        8.5%        1,527
   Professional fees.....................    1,021        1,116       (8.5%)       1,229
   Advertising & business development....    1,246          836       49.0%        1,448
   Amortization of intangible assets.....       35          551      (93.6%)         508
   Communication expense.................    1,032        1,044       (1.1%)         956
   Other.................................    4,487        3,965       13.2%        4,909
                                          -----------------------------------------------
      Total operating expenses...........   31,431       29,922        5.0%       33,034
                                          -----------------------------------------------
Income before income taxes...............   13,216       13,441       (1.7%)      15,663
Income taxes.............................    3,290        3,472       (5.2%)       4,119
                                          -----------------------------------------------
Net income before accounting change......  $ 9,926      $ 9,969       (0.4%)    $ 11,544
Accounting changes, net of tax...........        -          225         N/M            -
                                          ===============================================
Net income...............................  $ 9,926     $ 10,194       (2.6%)    $ 11,544
                                          ===============================================

Segment Earnings
----------------
  Commercial Banking.....................  $ 4,610     $  5,184      (11.1%)    $  5,101
  Retail  Banking........................    2,545        2,928      (13.1%)       2,834
  Trust & Asset Management...............      971          849       14.4%          756
  Mortgage Banking.......................      544          530        2.6%        1,638
  Other..................................    1,256          703       78.7%        1,215
                                          -----------------------------------------------
Total Segments...........................  $ 9,926     $ 10,194       (2.6%)    $ 11,544
                                          ===============================================

AMCORE Financial, Inc.

                                                                                     Quarter Ended March 31,
                                                                       -------------------------------------------------
                                                                               2002                         2001
                                                                       -------------------------------------------------
(dollars in thousands)                                   Ending         Average    Yield/            Average    Yield/
                                                         Balance        Balance     Rate             Balance     Rate
------------------------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities................................   $ 979,881      $ 844,651    5.69%           $ 935,297    6.86%
   Tax-exempt securities (FTE).......................     232,143        242,311    7.61%             285,101    7.67%
   Other earning assets..............................       3,479         15,639    1.45%              31,467    5.81%
   Loans held for sale...............................      34,664         52,171    6.17%              36,156    7.91%
   Gross loans and leases (FTE)......................   2,543,768      2,510,169    7.21%           2,592,155    8.55%
                                                      ------------------------------------------------------------------
      Total Earning Assets (FTE).....................  $3,793,935     $3,664,941    6.88%         $ 3,880,176    8.07%
   Intangible assets.................................      15,892         15,915                       17,478
   Other non-earning assets..........................     306,754        304,013                      273,598
                                                      ------------------------------------------------------------------
Total Assets.........................................  $4,116,581     $3,984,869                  $ 4,171,252
                                                      ==================================================================
Liabilities & Stockholders' Equity:
   Interest bearing deposits.........................  $2,636,463     $2,522,956    3.51%         $ 2,710,789    5.27%
   Non-interest bearing deposits.....................     361,562        350,070                      345,171
                                                      ------------------------------------------------------------------
      Total Deposits.................................   2,998,025      2,873,026                    3,055,960
                                                      ------------------------------------------------------------------
   Short-term borrowings.............................     528,708        497,063    4.23%             443,768    6.18%
   Long-term borrowings..............................     217,769        238,696    5.96%             286,427    6.27%
                                                      ------------------------------------------------------------------
      Total Interest Bearing Liabilities.............  $3,382,940     $3,258,715    3.80%         $ 3,440,984    5.47%
   Other liabilities.................................      63,700         66,845                       73,943
                                                      ------------------------------------------------------------------
      Total Liabilities..............................  $3,808,202     $3,675,630                  $ 3,860,098
      Stockholders' Equity...........................     308,379        309,239                      311,154
                                                      ------------------------------------------------------------------
Total Liabilities & Stockholders' Equity.............  $4,116,581     $3,984,869                  $ 4,171,252
                                                      ==================================================================

                                                      --------------------------------------------------------------------
                                                                                   Quarter Ended
                                                      --------------------------------------------------------------------
                                                                 March 31,            Percent      December 31,    Percent
Asset Quality                                              2002           2001        Change           2001        Change
--------------------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses.....................    $ 33,710       $ 29,561       14.0%         $ 33,940       (0.7%)
Net charge-offs......................................       2,870          1,558       84.2%            2,528       13.5%
Net charge-offs to average loans (D).................       0 46%          0 24%       0.22%            0.41%       0.05%

Non-performing assets:
   Non-performing loans - nonaccrual.................    $ 32,796       $ 31,736        3.3%         $ 26,753       22.6%
   Foreclosed real estate (OREO).....................       6,583          2,880      128.6%            5,625       17.0%
   Other foreclosed assets...........................       1,311            996       31.6%            1,408       (6.9%)
                                                      --------------------------------------------------------------------
      Total non-performing assets....................    $ 40,690       $ 35,612       14.3%         $ 33,786       20.4%
                                                      ====================================================================
Loans 90 days past due & still accruing..............    $  8,046       $ 12,306      (34.6%)        $ 14,001      (42.5%)

(D) On an annualized basis.

                                                                 March 31,                          December 31,
Key Asset Quality Ratios                                   2002            2001       Change            2001
----------------------------------------------------------------------------------------------------------------
   Allowance to ending loans.........................       1.33%          1.15%       0.18%            1.37%
   Allowance to non-performing loans.................     102.79%         93.15%       9.64%          126.86%
   Non-performing loans to loans.....................       1.29%          1.24%       0.05%            1.08%
   Non-performing assets to loans & OREO.............       1.60%          1.39%       0.21%            1.36%
   Non-performing assets to total assets.............       0.99%          0.85%       0.14%            0.84%

Capital Adequacy
----------------------------------------------------------------------------------------------
  Total risk-based capital...........................      11.44%         12.10%      (0.66%)
  Tier 1 risk-based capital..........................      10.34%         11.11%      (0.77%)
  Leverage ratio.....................................       8.01%          7.99%       0.02%